ITEM 77M
MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14 (SEC File No. 33-37993) was filed on November 4, 2002 and amended on December 6, 2002. This filing relates to an Agreement and Plan of Reorganization between FirstMerit Equity Fund, a portfolio of FirstMerit Funds and Federated Capital Appreciation Fund, a portfolio of Federated Equity Funds, whereby Federated Appreciation Fund acquired all of the assets of FirstMerit Equity Funds in exchange for Federated Capital Appreciation Fund Class A Shares to be distributed pro rata by FirstMerit Equity Fund to its shareholders in complete liquidation and termination. As a result, effective August 16, 2002, each shareholder of FirstMerit Equity Fund became the owner of Federated Capital Appreciation Fund Class A Shares having a total net asset value equal to the total net asset value of his or her holdings in FirstMerit Equity Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of FirstMerit Equity Fund to Federated Capital Appreciation Fund was approved by the Board of Trustees at their Regular Meeting held on May 17, 2002 and was also approved by shareholders at a Special Meeting of Shareholders of the FirstMerit Funds held on August 15, 2002.

The FirstMerit Equity Fund and FirstMerit Government Money Market Fund have deregistered.








The Agreement and Plan or Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed on June 30, 2002.